F-Secure Corporation

02042353

82-5035

June 25, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED JUL - 2 2002 WASH, D.C. 154

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Jaana Sirkiä
Corporate communicator

P. Henrietta Malmari

dlw 7/5

F-Secure Corporation, PL 24, Tammasaarenkatu 7, FIN-00181 Helsinki, Finland, Tel. +358 9 2520 0700, Fax +358 9 2520 5001
www.F-Secure.com VAT Reg. No: FI07055792 Business Identity Code: 0705579-2 Registered Office: Espoo

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE June 17, 2002

F-Secure provides data security to Telenordia's customers

F-Secure Corporation (HEX: FSC), and Telenordia Privat AB, a leading Swedish Internet Service Provider (ISP), today announced that they have signed an agreement concerning security services. Telenordia will provide antivirus and distributed firewall as a managed service to its consumer in Sweden.

Telenordia provides high-speed and high-quality Internet services for consumers in Sweden and will launch a managed antivirus and distributed firewall service, under the name "Security Package" to its customers on June 17.

"These security services will make it possible for Telenordia customers to use Telenordia Internet services without the fear of hacking attacks and viruses on their computers or used device," says Lars-Erik Larsson CEO of Telenordia Privat AB. "Customers with Internet connections other than Telenordia, will also have the possibility to have the security services. The automatic update of the services is completed over the unused connection bandwidth. This means, that the customer will always have the latest version without having to manually download or schedule and without having connection speed degradation. Offering automated security services enables end users to receive antivirus signature updates and firewall policies transparently when connecting to the Internet. This automated and frequent update mechanism increases protection against viruses, worms, Trojan horses and hacking attempts."

"Feedback from end users and Service Providers confirms significant market demand for automated Antivirus services. This is further benefited by the simplicity of the installation and the minimised need for user input. It is important the service providers respond to the needs of the changing world and provide users with easy to use solutions for data security. We are pleased to partner with Telenordia to offer industry leading up-to-date security solutions to their customers," says Olli Heinonen, Director, Home and Small Business Solutions of F-Secure Corporation.

About Telenordia

Telenordia Privat is a telecom company in Sweden. Telenordia Privat is a leading company in Telephony, Internet and Broadband solution. Telenordia Privat has got more than 300.000 Internet and Broadband customers and about 150.000 telephony customers in Sweden.

About F-Secure Corporation

F-Secure Corporation is a leading developer of centrally managed security solutions for the mobile enterprise. The company's award-winning, integrated antivirus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls provide centralized policy based management of widely dispersed user communities. Founded in 1988, F-Secure is listed on the Helsinki Stock Exchange [HEX: FSC]. Corporate headquarters is in Helsinki, Finland with North American headquarters in San Jose, California. The company maintains offices in Germany, Japan, Sweden and the United Kingdom, and is supported by a network of VARs and Distributors in over 90 countries around the globe.

For more information, please contact:

Mr. Kalle Korpi, Sales Manager, Home and Small Business Solutions
F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 4123
Mobile: +358 40 510 2585
Fax +358 9 2520 5012
Email: Kalle.Korpi@F-Secure.com

http://www.F-Secure.com

Telenordia Privat AB
Lars-Erik Larsson, CEO
Tel. +46 8 587 570 90
Email: lars-erik.larsson@telenordia.se

Telenordia Privat AB
Roger Eriksson, Product Manager Internet
Tel. +46 8 587 586 70
Email: roger.eriksson@telenordia.se

http://www.telenordia.se

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE June 14, 2002

F-Secure Anti-Virus awarded VB100 recognition

F-Secure's security product, F-Secure Anti-Virus version 5.40, was tested at the Virus Bulletin magazine. The product detects viruses 100% and was granted the prestigious "VB100%" award.

"The independent test results of the Virus Bulletin magazine demonstrate once again that F-Secure is the technology leader in virus protection", says Mikael Albrecht, Product Manager, Anti-Virus. "F-Secure's daily up-dates, and during virus intensive days even more frequent up-dates, ensure that all wild viruses are detected. In addition, our scanning engines' heurestic features find variants of viruses already before out in the wild and among other features, form a powerful detection combination. The VB100 award is essential because it measures the antivirus products' core functionality, the ability to detect viruses", Albrecht continues.

The Virus Bulletin 100% awards recognize anti-virus products best able to detect viruses known to be 'in the wild' as reported by the WildList Organization. Virus Bulletin uses the most up-to-date WildList in its tests. This means that products that are updated most frequently are the ones most likely to be granted VB 100% awards.

The WildList a list of viruses known to be causing real-world incidents - is produced by a diverse group of over 55 qualified volunteers all over the world. F-Secure Corporation is one the parties reporting to WildList Organization.

Further information on the WildList Organization and Virus Bulletin 100% tests is available at the following web addresses:

http://www.virusbtn.com/vb100/archives/tests.xml?200206

http://www.wildlist.org

About F-Secure Corporation

F-Secure Corporation is a leading developer of centrally managed security solutions for the mobile enterprise. The company's award-winning, integrated antivirus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls provide centralized policy based management of widely dispersed user communities. Founded in 1988, F-Secure is listed on the Helsinki Stock Exchange [HEX: FSC]. Corporate headquarters is in Helsinki, Finland with North American headquarters in San Jose, California. The company maintains offices in Germany, Japan, Sweden and the United Kingdom, and is supported by a network of VARs and Distributors in over 90 countries around the globe.

For more information, please contact:

F-Secure Corporation
Mr. Mikael Albrecht, Product Manager
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5634
Fax +358 9 2520 5001
E-mail: Mikael.Albrecht@F-Secure.com